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                                                                     Exhibit (g)

To:      Members of the IDA

From:    TD Securities Inc.

Date:    November 2, 2001

Re: Offer by TD Waterhouse Holdings, Inc., a wholly-owned subsidiary of The Toronto-Dominion Bank, to purchase all outstanding Common Shares of TD Waterhouse Group, Inc.


PROPOSED TRANSACTION:

On October 17, 2001, TD Waterhouse Holdings, Inc. (the "Offeror"), a wholly-owned subsidiary of The Toronto-Dominion Bank ("TD Bank"), offered to purchase all of the outstanding common shares (including common shares which may become outstanding after October 17, 2001, upon the exercise of outstanding options) (the "Common Shares"), which the Offeror and TD Bank do not already own, of TD Waterhouse Group, Inc. ("TD Waterhouse" or the "Company") at a price of US$9.00 (or its equivalent in Cdn$ based on the noon buying rate of exchange as certified by the Federal Reserve Bank of New York on the expiration date of the offer) in cash for each Common Share (the "Initial Offer"). On October 31, 2001, the Offeror increased the consideration under the Initial Offer to US$9.50 (the Initial Offer, as amended on October 31, is referred to herein as the "Offer"). A special committee of independent directors of TD Waterhouse (the "Special Committee") has determined that the Offer is fair to the Company's shareholders (other than TD Bank and its subsidiaries) and, based on such determination, TD Waterhouse recommends that shareholders accept the Offer and tender their Common Shares pursuant to the Offer. A copy of the press release issued in connection with the Offer is attached hereto.


CONDITIONS:

The Offer is subject to certain conditions described in the Canadian take-over bid circular (the "Canadian Take-Over Bid Circular"), including the condition that there be tendered to the Offer a number of Common Shares that, excluding the Common Shares owned by TD Bank and its subsidiaries, will constitute a majority of the remaining outstanding Common Shares (excluding shares issuable upon exchange of exchangeable preference shares issued by a TD Waterhouse subsidiary and held by TD Bank and some of its subsidiaries). This condition may not be waived without the approval of the Special Committee.


DEADLINE:

The Offer is open for acceptance until 12:00 midnight, New York City time, on Wednesday, November 14, 2001, unless extended or withdrawn (the "Expiration Date").


SOLICITATION FEE:

The Offeror has engaged TD Securities Inc. (the "Dealer Manager") to solicit acceptances of the Offer in Canada and has agreed to pay to any member of the soliciting dealer group formed by the Dealer Manager (including the Dealer Manager) a solicitation fee of Cdn$0.12 for each Common Share deposited and taken up by the Offeror, subject to a minimum fee of Cdn$85,
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                                        2


and a maximum fee of Cdn$1,500 per beneficial shareholder, provided that the minimum fee of Cdn$85 shall only be payable in respect of the Common Shares deposited by a single beneficial shareholder where the number of the Common Shares deposited is equal to or greater than 300.

The solicitation fee is payable to the soliciting dealer whose name appears in the appropriate space provided on the Letter of Transmittal. Soliciting dealers are required to sign and return a copy of the Soliciting Dealer Group Agreement to TD Securities Inc. to be eligible to receive solicitation fees. No solicitation fees are payable with respect to the Common Shares tendered by TD Waterhouse employees, officers and directors, and former officers and directors of TD Waterhouse and its subsidiaries.


OTHER INFORMATION:

Copies of the offering documents, which include the Canadian Take-Over Bid Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, were mailed to TD Waterhouse shareholders on October 17, 2001. The Notice of Change and Variation amending the Initial Offer and the Directors' Circular were mailed to the shareholders on October 31, 2001. For any further documentation required, contact the Information Agent, MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or toll free 1-800-322-2885.

FOR FURTHER INFORMATION REGARDING THIS OFFER, CONTACT ONE OF THE FOLLOWING AT TD SECURITIES INC.:

HEATHER MCLENNAN           (416) 307-9691

IRINA CHISTYAKOVA          (416) 308-4072
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RELEASE: OCTOBER 30, 2001


                          TD BANK ANNOUNCES INCREASE IN
                           TENDER OFFER PRICE TO $9.50
                          FOR TD WATERHOUSE GROUP, INC.

    TD WATERHOUSE SPECIAL COMMITTEE ENDORSES TENDER OFFER AT INCREASED PRICE


TORONTO/NEW YORK - The Toronto-Dominion Bank (TD Bank) (NYSE/TSE:TD) today announced that it was revising its tender offer for TD Waterhouse Group, Inc.'s common stock to increase the tender offer price to $9.50 per share (or the Canadian dollar equivalent), representing a 5.6% increase over the original $9.00 per share tender offer price and a 53.2% premium over the stock's closing price on October 9, 2001, the last trading day prior to TD Bank's announcement of its intention to commence a tender offer.

The increase follows discussions between TD Bank and the special committee of independent TD Waterhouse directors. The TD Waterhouse special committee has determined to recommend that TD Waterhouse stockholders tender their shares in the revised offer. As part of these discussions, TD Bank agreed that completion of the tender offer will now be subject to the condition that a majority of the publicly-held shares be tendered, which condition may not be waived without the approval of the special committee. The offer had initially been conditioned upon TD Bank acquiring sufficient shares to bring its ownership to 90% of the total shares outstanding.

TD Bank is seeking to acquire the approximately 12% of the outstanding shares of TD Waterhouse's common stock that TD Bank and its wholly owned subsidiary, TD Waterhouse Holdings, do not already own. Subject to meeting the completion of the tender offer, any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same, revised US$9.50 per share (or the Canadian dollar equivalent) cash price.

With the recommendation of TD Waterhouse's independent board members, this represents TD Bank's final offer. The majority of the minority condition requires that more than 50%, or approximately 20.3 million, of the publicly-held shares be tendered.

TD Waterhouse's special committee, consisting of two independent board members, has determined that the tender offer is fair to TD Waterhouse stockholders. The special committee has also received the opinion of its independent financial advisor as to the fairness of the offer from a financial point of view to TD Waterhouse's stockholders other than TD Bank and its affiliates. Based on that determination, TD Waterhouse is recommending that stockholders accept TD Bank's amended tender offer.


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TD Bank expects to amend its tender offer tomorrow to reflect the increased offer price and other relevant changes. The originally scheduled expiration date of the offer - Wednesday, November 14, 2001 - has not been changed.

ABOUT TD BANK FINANCIAL GROUP

TD Bank (www.td.com), a Canadian chartered bank, was, as of July 31, 2001, the second largest Canadian bank in terms of market capitalization. TD Bank and its subsidiaries are collectively known as TD Bank Financial Group, which offers a full range of financial services and products to approximately 13 million customers in Canada and around the world. TD is organized into four main businesses: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a force in investment banking in Canada, the U.S. and abroad; TD Waterhouse, the world's second largest broker to the self-directed investor; and TD Wealth Management, one of Canada's largest asset managers. TD Waterhouse Holdings is a holding company that owns, in addition to TD Waterhouse, all of the stock of TD Waterhouse Bank and some other related financial services businesses.




For further information, please contact:     Dan Marinangeli
                                             Executive Vice President & CFO
                                             TD Bank Financial Group
                                             (416) 982-8002

                                             Kym Robertson
                                             VP External Communications
                                             TD Bank Financial Group
                                             (416) 308-2363